EXHIBIT (12)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended September 30, 2003

Income before provision for income taxes and fixed charges (Note A)	$76,945,938

Fixed charges:
Interest on first mortgage bonds	$14,568,751
Amortization of debt discount and expense less premium	1,318,896
Interest on short-term debt	686,510
Interest on long-term debt	9,859,347
Interest on trust preferred distributions
by subsidiary holding solely parent debentures	4,250,000
Other interest	761,945
Rental expense representative of an interest factor (Note B)	27,029

Total fixed charges	31,472,478

Ratio of earnings to fixed charges	2.44	x

NOTE A:           For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:             One-third of rental expense (which approximates the interest factor).